UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on May 27, 2021, reporting the Company’s results for the first quarter and the three months ended March 31, 2021.

This Report on Form 6-K, excluding the commentary of Lars H. Barstad, is hereby incorporated by reference into the Company's Registration Statement on Form F-3ASR filed with the Commission on July 5, 2019 (File No. 333-232567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: June 1, 2021	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE LTD.

FIRST QUARTER 2021

27 May 2021

FRONTLINE LTD. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2021

Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three months ended March 31, 2021:

Highlights

•	Net income of $28.9 million, or $0.15 per diluted share for the first quarter of 2021.
•	Adjusted net income of $8.8 million, or $0.04 per diluted share for the first quarter of 2021.
•	Reported total operating revenues of $194.0 million for the first quarter of 2021.
•	Reported spot TCEs for VLCCs, Suezmax and LR2 tankers in the first quarter of 2021 were $19,000, $15,200 and $12,000 per day, respectively.
•
For the second quarter of 2021, we estimate spot TCE on a load-to-discharge basis of $18,100 contracted for 70% of vessel days for VLCCs, $13,600 contracted for 63% of vessel days for Suezmax tankers and $14,200 contracted for 59% of vessel days for LR2 tankers. We expect the spot TCEs for the full second quarter of 2021 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the second quarter as well as current freight rates.

•	In March and April 2021, respectively, the Company took delivery of the LR2 newbuildings Front Fusion and Front Future.
•
In May 2021, the Company entered into an agreement for the acquisition through resale of six latest generation ECO-type VLCC newbuilding contracts currently under construction at the HHI shipyard in South Korea. Five vessels will be delivered during 2022 starting in Q1 and the last vessel in Q1 2023.

Lars H. Barstad, Interim Chief Executive Officer of Frontline Management AS commented:

“Despite challenging market conditions during the first quarter of 2021, Frontline manages to deliver a solid result. This reflects our business model, with high focus on efficiency, quality, and cost throughout the organization. Frontline’s modern fleet allows for an agile approach to how we trade our ships, yielding returns above the key benchmarks. We are not out of the woods yet with regards to freight demand, and the recent Covid-19 situation in Asia is a concern. We are seeing promising oil demand figures from Europe, US, and China and OPEC, EIA, and IEA maintain their very firm demand growth expectations for the second half of 2021, but short-term the freight market continues to be challenged. We are very excited about our acquisition of six VLCCs being built at Hyundai Heavy Industries in Korea. These high-quality vessels will be delivered at a time when oil demand is expected to have normalized and the Global economy is running on full steam. The fundamentals of the tanker market remain firm, with an historic low order book and a significant part of the fleet challenged by tightening environmental regulations.”

Average daily time charter equivalents ("TCEs")1

($ per day)	Spot TCE			Spot TCE estimates	% covered	Estimated average daily cash BE rates for the remainder of the year
	Q1 2021	Q4 2020	2020	Q2 2021		2021
VLCC	19,000	17,200	54,500	18,100	70%	21,500
SMAX	15,200	9,800	35,600	13,600	63%	17,700
LR2	12,000	12,500	23,400	14,200	59%	15,900

The estimated average daily cash breakeven rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.
Spot estimates are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the second quarter of 2021 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore, we are unable to recognize revenues. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period.

The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.

When expressing TCE per day the Company uses the total available days, net of off hire and not just the number of days the vessel is laden.

First Quarter 2021 Results

The Company reports net income attributable to the Company of $28.9 million for the quarter ended March 31, 2021 compared with net loss of $9.2 million in the previous quarter. The adjusted net income attributable to the Company2 was $8.8 million for the first quarter of 2021 compared with net loss of $20.2 million in the previous quarter. The adjustments in the first quarter of 2021 consist of a $15.7 million gain on derivatives, a $3.1 million unrealized gain on marketable securities, a $1.2 million amortization of acquired time charters and a $0.1 million share of results of associated companies. The increase from the previous quarter was driven by a decrease in ship operating expenses of $11.0 million mainly as a result of lower drydocking costs, an increase in our time charter equivalent earnings from $94.8 million in the previous quarter to $101.6 million in the current quarter due to higher TCE rates, primarily on our VLCCs and Suezmax tankers, as well as a $11.2 million decrease in other costs.

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest GAAP measure.
2 This press release describes adjusted net income (loss) and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest GAAP measure.

The Fleet

As of March 31, 2021, the Company’s fleet consisted of 68 vessels, with an aggregate capacity of approximately 12.3 million DWT:

(i)	61 vessels owned by the Company (15 VLCCs, 27 Suezmax tankers, 19 LR2/Aframax tankers);
(ii)	two VLCCs that are under finance leases;
(iii)	one vessel chartered in from an unrelated third party; and
(iv)	four vessels that are under the Company’s commercial management (two Suezmax tankers and two Aframax tankers)

In March 2021, the Company took delivery of the LR2 tanker, Front Fusion, from SWS.

In March 2021, the Company redelivered one VLCC to an unrelated third party at the end of the charter-in agreement.

In May 2021, the Company entered into an agreement for the acquisition through resale of six latest generation ECO-type VLCC newbuilding contracts. The six VLCCs are currently under construction at the HHI shipyard in South Korea and are being acquired for an aggregate purchase price of $565.8 million, including an estimated $25.7 million in additions and upgrades to the standard specifications. The vessels are designed to operate on different fuels, including Biofuel, have the potential to be converted or retrofitted to consume fuel such as LNG or Ammonia and consequently there is an ability to cut CO2 emissions to zero when technology, logistics and the regulatory framework allows for it. The newbuildings will also be fitted with Exhaust Gas Scrubber technology, high end Anti Fouling systems, equipped with Digital Energy Performance solutions as well as being compliant with specific Exxon Mobile lightering requirements to allow for maximum trading flexibility.

The delivery schedule is very attractive with five vessels delivering during 2022 starting in Q1 and the last vessel in Q1 2023.

The payment profile for this transaction means that the largest portion of the instalments on each vessel will be made on delivery of each vessel. Frontline intends to meet the financing of this acquisition with existing borrowing facilities and intends to establish long term financing closer to delivery of the vessels.

As of March 31, 2021, the Company had entered into fixed rate time charter-out contracts for five Suezmax tankers to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three-year time charters commencing in August 2019, at a daily base rate of $28,400 with a 50% profit share above the base rate. As of March 31, 2021, the charters have remaining contractual periods of approximately one year and five months.

Newbuilding Program

As of March 31, 2021, the Company’s newbuilding program consisted of three LR2 tankers; one was delivered in April 2021, and two are expected to be delivered in September and October 2021, respectively.

As of March 31, 2021, total instalments of $42.1 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $99.8 million, all of which is expected to be paid in 2021.

In November 2020, the Company entered into a senior secured term loan facility in an amount of up to $133.7 million with CEXIM and Sinosure to partially finance the remaining cost of $99.8 million for the three LR2 tankers remaining under construction.

Corporate Update

Despite the Company’s positive results, the Board of Directors has decided to use its discretion and not pay a cash dividend for the first quarter of 2021 due to the uncertain and evolving nature of near-term expectations. The Board of Directors remains committed to returning value to its shareholders through dividends, and the amount and timing of any future dividend payments will be based on both the Company’s results and its market expectations.

The Company had 197,692,321 ordinary shares outstanding as of March 31, 2021. The weighted average number of shares outstanding for the purpose of calculating basic earnings per share for the first quarter of 2021 was 197,692,321.

Financing Update

In February 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. by 12 months to May 2022. $215.0 million remains available and undrawn under this facility as of March 31, 2021.

In March 2021, the Company drew down $33.4 million under its senior secured term loan facility with CEXIM and Sinosure entered into in November 2020 to partially finance the delivery of the LR2 tanker Front Fusion from SWS. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and has an amortization profile of 17 years counting from delivery date from the yard.

Covid-19 Update

The first quarter of 2021 has seen second and third waves of the Covid-19 pandemic in various parts of the world. We have seen a significant spike in infections in the Philippines, reflected by 10% of our quarantine facility being occupied by seafarers who have been found Covid-19 positive on PCR tests. India’s current outbreak with more than 400,000 infected and 4,000 deaths reported daily, is the worst seen so far in the pandemic. The surge observed currently has led to new restrictions being imposed on travel and stringent requirements to be met to be able to perform crew changes. As an example, Singapore has enforced that crew must hold a negative PCR test in order to disembark which greatly limits the opportunity to perform crew changes there. Similar restrictions have been imposed elsewhere.

Costs associated with travel remain high as commercial flight operations have not returned to pre-pandemic levels. Local governments have also restricted movement of people by limiting the number of flights permitted and many require a period of quarantine. Covid-19 related additional costs were $1.4 million for the quarter, with $1.0 million for quarantine facilities and PCR tests during crew changes and an additional $0.4 million for flights, transportation and overlapping wages for 700 seafarers repatriated.

Frontline remains committed to ensuring crew changes take place and have taken a responsible approach throughout the pandemic, balancing safety with taking opportunities to execute crew changes. A crucial part of the global drive to overcome the pandemic is vaccines. Our technical department has been monitoring the availability of vaccines for seafarers and whilst few countries have specific vaccine drives for seafarers, commercially some vaccines are becoming available in some parts of the world. The focus for the next quarter will be to explore such avenues and take strategic advantage of them.

ESG Update

During the last year, we initiated our energy efficiency project: “Decarbonization journey towards IMO 2030- 2050”. The purpose of this project is to provide Frontline with a solid understanding of our options, both now and in the near future, on how to further optimize our operations and fleet towards more energy efficient and sustainable operations applying a systematic approach. DNV GL has been appointed to assist us throughout this project. By the end of 2021, we intend to have fully digitalized our ship performance data into our digital monitoring platform Veracity, set targets with associated KPIs on energy efficiency both for the short and long-term and established a strategy on the implementation of alternative fuels.

The first quarter of 2021 has continued to be challenging due to the Covid-19 pandemic, which has highlighted the importance of solid procedures and management systems. Varied infection control regulations and procedures between jurisdictions has made crew changes difficult for the entire sector, leaving many stranded seafarers working aboard ships beyond the expiry of their contracts. The potential implications of this situation include negative consequences for both the mental and physical health of seafarers. Recognizing our responsibility to improve the situation, Frontline signed the Neptune Declaration on Seafarer Wellbeing and Crew Change.

Tanker Market Update

Global oil consumption averaged 94.8 million barrels per day ("mbpd") during the first quarter of 2021 according to EIA, only 0.7 mbpd lower than the first quarter of 2020. Global oil supply on the other hand averaged at 92.7 mbpd, close to 8 mbpd lower year on year. Throughout the first quarter of 2021, EIA estimate inventory draws of 2.1 mbpd on average. OECD commercial inventories of oil was at the end of the quarter in line with levels seen in 2019, pre Covid-19.

All the key commodity markets have continued to strengthen during the first quarter of 2021, reflecting the expectations of a firm recovery for the global economy during 2021. Global GDP is expected to grow by 6.0% this year.

In early April 2021, OPEC+ members reached an agreement to add a total of 2.1 mbpd of oil production gradually between May and July. This includes Saudi Arabia agreeing to roll back its voluntary cuts that have been implemented since February. The tanker market is challenging at the time of writing, and for how long the markets need to grind at these levels is uncertain. The additional barrels from OPEC+ between May and July are positive for the tanker sector, and supportive to VLCCs in particular, which have felt the brunt of the OPEC+ cuts.

Asset prices have appreciated throughout the first quarter of 2021, primarily fueled by extensive ordering in the Container segment, and increased activity on LNGC. Steel prices, being a key component in ship building, has also increased dramatically throughout the period. According to industry sources, yards are now to a large extent fully employed until the end of 2023 for large tankers. This has triggered higher activity and prices in the secondhand market.

The outlook for the tanker market continues to look constructive. The recent increase in Covid-19 infections and recent lock downs in parts of Asia, and in particular India is a concern, but seem to be countered by continued positive developments in China, and the gradual opening of Covid-19 related lockdowns in the western hemisphere, in particular in the US.

As we are sailing into a period where oil demand is expected to rise strongly, as a consequence of an anticipated global economic recovery from the pandemic, closely followed by increased oil supply, tanker markets should recover firmly. Frontline is ideally positioned to capitalize on the anticipated recovery, having a modern, spot exposed, fuel efficient fleet.

Conference Call and Webcast

On May 27, 2021 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 210 33922
Norway Toll Free	800 10393
UK	+44 (0) 203 009 5709
UK Toll Free	0 800 694 1461
USA	+1 646 787 1226
USA Toll Free	866 280 1157
Conference ID	2758611

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK LocalCall	0 844 571 8951
UK FreeCall	0 808 238 0667
Std International	+44 (0) 333 300 9785
Norway	21 03 42 35
USA	+1 (917) 677-7532
USA Toll Free	+1 (866) 331-1332
Conference ID	2758611

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
May 26, 2021

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Tor Svelland - Director
James O'Shaughnessy - Director

Questions should be directed to:

Lars H. Barstad: Interim Chief Executive Officer, Frontline Management AS
+47 23 11 40 37

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2021

Index

CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $, except per share data)	2021 Jan-Mar	2020 Jan-Mar	2020 Jan-Dec
Total operating revenues	193,991	411,819	1,221,187

Other operating gain	537	11,333	29,902

Voyage expenses and commission	86,878	123,301	353,098
Contingent rental income (expense)	(663)	4,736	14,568
Ship operating expenses	39,427	40,965	183,063
Charter hire expenses	2,271	2,039	9,557
Administrative expenses	6,384	11,355	44,238
Depreciation	35,530	32,306	138,770
Total operating expenses	169,827	214,702	743,294
Net operating income	24,701	208,450	507,795
Interest income	45	480	705
Interest expense	(14,760)	(22,634)	(72,160)
Unrealized gain (loss) on marketable securities	3,102	(5,397)	(2,491)
Share of results of associated company	65	1,234	(4,424)
Foreign currency exchange gain (loss)	(9)	(1,100)	2,035
Gain (loss) on derivatives	15,710	(15,846)	(18,577)
Other non-operating items	27	152	109
Net income before income taxes and non-controlling interest	28,881	165,339	412,992
Income tax benefit (expense)	14	(8)	14
Net income	28,895	165,331	413,006
Net income attributable to non-controlling interest	—	—	(131)
Net income attributable to the Company	28,895	165,331	412,875
Basic earnings per share attributable to the Company	$0.15	$0.87	$2.11
Diluted earnings per share attributable to the Company	$0.15	$0.84	$2.09

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2021 Jan-Mar	2020 Jan-Mar	2020 Jan-Dec

Net income	28,895	165,331	413,006
Foreign exchange gain (loss)	(2)	1	(130)
Other comprehensive income (loss)	(2)	1	(130)
Comprehensive income	28,893	165,332	412,876

Comprehensive income attributable to non-controlling interest	—	—	131
Comprehensive income attributable to the Company	28,893	165,332	412,745
Comprehensive income	28,893	165,332	412,876

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Mar 31 2021	Dec 31 2020
ASSETS
Current assets
Cash and cash equivalents	151,010	174,721
Restricted cash	2,778	14,928
Marketable securities	3,120	2,639
Marketable securities pledged to creditors	8,457	5,835
Other current assets	209,232	180,196
Total current assets	374,597	378,319

Non-current assets
Newbuildings	43,610	48,498
Vessels and equipment, net	3,322,450	3,307,144
Vessels under finance lease, net	51,388	53,518
Right of use assets under operating leases	5,262	8,426
Goodwill	112,452	112,452
Investment in associated company	1,343	1,279
Loan notes receivable	1,388	1,388
Other long-term assets	15,247	7,197
Total non-current assets	3,553,140	3,539,902
Total assets	3,927,737	3,918,221

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	172,216	167,082
Current portion of obligations under finance lease	7,571	7,810
Current portion of obligations under operating lease	1,598	4,548
Other current liabilities	91,873	101,921
Total current liabilities	273,258	281,361

Non-current liabilities
Long-term debt	1,960,785	1,968,924
Obligations under finance lease	46,807	48,467
Obligations under operating lease	3,945	4,177
Other long-term liabilities	2,496	3,739
Total non-current liabilities	2,014,033	2,025,307

Commitments and contingencies
Equity
Frontline Ltd. equity	1,640,918	1,612,025
Non-controlling interest	(472)	(472)
Total equity	1,640,446	1,611,553
Total liabilities and equity	3,927,737	3,918,221

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2021 Jan-Mar	2020 Jan-Mar	2020 Jan-Dec
OPERATING ACTIVITIES
Net income	28,895	165,331	413,006
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred charges	36,942	34,272	144,394
Other operating loss (gain)	—	(7,410)	(19,763)
Amortization of acquired time charters	(1,244)	(221)	(4,022)
Contingent rental (income) expense	(663)	4,736	14,568
Finance lease payments received	—	438	438
Gain on sale of SeaTeam	—	—	(6,928)
Unrealized (gain) loss on marketable securities	(3,102)	5,397	2,491
Share of results of associated company	(65)	(1,234)	4,424
(Gain) loss on derivatives	(17,128)	15,888	15,145
Other, net	—	(1,391)	(4,605)
Change in operating assets and liabilities	(31,634)	(11,086)	44,910
Net cash provided by operating activities	12,001	204,720	604,058

INVESTING ACTIVITIES
Additions to newbuildings, vessels and equipment	(44,333)	(27,199)	(190,568)
Proceeds from sale of vessels and equipment	—	—	24,738
Investment in associated company	—	(750)	(750)
Net cash inflow (outflow) on sale of subsidiary	2,813	—	(14,140)
Cash outflow on issuance of loan to associated company	—	(1,500)	(1,500)
Trafigura asset acquisition	—	(533,748)	(533,748)
Net cash used in investing activities	(41,520)	(563,197)	(715,968)

FINANCING ACTIVITIES
Proceeds from debt	36,902	544,000	1,376,997
Repayment of debt	(40,208)	(51,808)	(921,751)
Repayment of finance leases	(1,958)	(7,148)	(11,214)
Net proceeds from issuance of shares	—	5,825	5,825
Lease termination payments	—	3,186	3,186
Debt fees paid	(1,078)	(4,895)	(16,471)
Dividends paid	—	(76,779)	(312,389)
Net cash provided by (used in) financing activities	(6,342)	412,381	124,183

Net change in cash and cash equivalents and restricted cash	(35,861)	53,904	12,273
Cash and cash equivalents and restricted cash at start of period	189,649	177,376	177,376
Cash and cash equivalents and restricted cash at end of period	153,788	231,280	189,649

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2021 Jan-Mar	2020 Jan-Mar	2020 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	197,692,321	196,894,321	196,894,321
Shares issued	—	798,000	798,000
Balance at end of period	197,692,321	197,692,321	197,692,321

SHARE CAPITAL
Balance at beginning of period	197,692	196,894	196,894
Shares issued	—	798	798
Balance at end of period	197,692	197,692	197,692

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	402,021	397,210	397,210
Stock compensation expense	—	(216)	(216)
Shares issued	—	5,027	5,027
Balance at end of period	402,021	402,021	402,021

CONTRIBUTED SURPLUS
Balance at beginning of period	1,004,094	1,070,688	1,070,688
Cash dividends	—	(66,594)	(66,594)
Balance at end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period	200	330	330
Other comprehensive income (loss)	(2)	1	(130)
Balance at end of period	198	331	200

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	8,018	(155,146)	(155,146)
Net income attributable to the Company	28,895	165,331	412,875
Cash dividends	—	(10,185)	(249,711)
Balance at end of period	36,913	—	8,018

EQUITY ATTRIBUTABLE TO THE COMPANY	1,640,918	1,604,138	1,612,025

NON-CONTROLLING INTEREST
Balance at beginning of period	(472)	232	232
Net income attributable to non-controlling interest	—	—	131
Adjustment on sale of subsidiary	—	—	(835)
Balance at end of period	(472)	232	(472)
TOTAL EQUITY	1,640,446	1,604,370	1,611,553

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on March 18, 2021.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2021 Jan-Mar	2020 Jan-Mar	2020 Jan-Dec
Net income attributable to the Company	28,895	165,331	412,875

(in thousands)
Weighted average number of ordinary shares	197,692	189,428	195,637
Dilutive effect of contingently returnable shares	—	8,212	2,042
Dilutive effect of share options	83	125	129
Denominator for diluted earnings per share	197,775	197,765	197,808

4. NEWBUILDINGS

In March 2021, the Company took delivery of the LR2 tanker, Front Fusion, from SWS.

As of March 31, 2021, the Company’s newbuilding program consisted of three LR2 tankers; one was delivered in April 2021 and two are expected to be delivered in September and October 2021, respectively.

As of March 31, 2021, total instalments of $42.1 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $99.8 million, all of which is expected to be paid in 2021.

5. DEBT

In February 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. by 12 months to May 2022. $215.0 million remains available and undrawn under this facility as of March 31, 2021.

In March 2021, the Company drew down $33.4 million under its senior secured term loan facility with CEXIM and Sinosure entered into in November 2020 to partially finance the delivery of the LR2 tanker Front Fusion from SWS. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and has an amortization profile of 17 years counting from delivery date from the yard.

6. MARKETABLE SECURITIES

In December 2020, the Company sold 1.3 million shares in GOGL for proceeds of $6.2 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in March 2021 for $6.2 million. As partial settlement of the contract in March 2021, the Company entered into a new forward contract to repurchase the shares in June 2021 for $9.8 million and as such received a net cash settlement of $3.6 million after adjustment for foreign exchange differences. This has been treated as a drawdown of debt.

7. SHARE CAPITAL

The Company had an issued share capital at March 31, 2021 of $197,692,321 divided into 197,692,321 ordinary shares (December 31, 2020: $197,692,321 divided into 197,692,321 ordinary shares) of $1.00 par value each.

8. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen (an affiliate and the Company's largest shareholder) and companies associated with Hemen have a significant interest: SFL, Seadrill Limited, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd and Avance Gas. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

As of March 31, 2021, the Company leased two of its vessels from SFL. The Company pays SFL profit share based on the earnings of these vessels. Profit share arising in the three months ended March 31, 2021 was $0.3 million, which was $0.7 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the Company's merger with Frontline 2012.

In the three months ended March 31, 2021, the Company chartered two of its vessels to an affiliate of Hemen, of which one was a time charter with an initial term of 8 months. The Company recognized revenue of $0.4 million in relation to these charters in the three months ended March 31, 2021.

The Company accounts for its 15% of the share capital of TFG Marine under the equity method. The Company has also entered into a bunker supply arrangement with TFG Marine, under which it has paid $48.0 million to TFG Marine in the three months ended March 31, 2021 and $14.6 million remained due as at March 31, 2021.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

9. COMMITMENTS AND CONTINGENCIES

As of March 31, 2021, the Company’s newbuilding program consisted of three LR2 tankers; one was delivered in April 2021 and two are expected to be delivered in September and October 2021, respectively.

As of March 31, 2021, total instalments of $42.1 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $99.8 million, all of which is expected to be paid in 2021.

The Company has entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts oblige the Company to purchase and take delivery of the physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company has entered into a further arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 to December 2021. The contract obliges the Company to purchase and take delivery of the physical fuel at $232 per MT. As of March 31, 2021, the remaining commitments amounted to $26.9 million, all of which is expected to be paid in 2021.

As of March 31, 2021, the Company has no further remaining commitments for the installation of Exhaust Gas Cleaning Systems.

As of March 31, 2021, the Company has remaining commitments for the installation of Ballast Water Treatment Systems on three vessels, with a remaining commitment of $0.1 million excluding installation costs, due in 2021.

As of March 31, 2021, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of March 31, 2021 there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at March 31, 2021.

10. SUBSEQUENT EVENTS

In April 2021, the Company took delivery of the LR2 tanker Front Future from SWS and drew down $33.4 million under its senior secured term loan facility with CEXIM and Sinosure to partially finance the delivery.

In April 2021, the Company purchased 55,959 shares in GOGL resulting from the exercise of subscription rights in the subsequent offering for approximately $0.4 million.

In May 2021, the Company entered into an agreement for the acquisition through resale of six latest generation ECO-type VLCC newbuilding contracts. The six VLCCs are currently under construction at the HHI shipyard in South Korea and are being acquired for an aggregate purchase price of $565.8 million. Five vessels are due for delivery during 2022 starting in the first quarter, and the last vessel in due for delivery in the first quarter of 2023. The payment profile for this transaction means that the largest portion of the instalments on each vessel will be made on delivery of each vessel. Frontline intends to meet the financing of this acquisition with existing borrowing facilities and intends to establish long term financing closer to delivery of the vessels. In May 2021, the Company drew down $50 million under its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. to partially finance the acquisition. $165.0 million remains available and undrawn under this facility subsequent to the draw down.

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted net income (loss) attributable to the Company

This press release describes adjusted net income attributable to the Company and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.

(in thousands of $)	Q1 2021	YTD 2020	Q4 2020	Q1 2020
Adjusted net income attributable to the Company
Net income (loss) attributable to the Company	28,895	412,875	(9,187)	165,331
Add back:
Unrealised loss on marketable securities	—	5,397	—	5,397
Share of losses of associated companies	—	5,658	1,617	—
Loss on derivatives	—	21,746	—	15,846

Less:
Gain on sale of subsidiary	—	(6,928)	(6,928)	—
Gain on derivatives	(15,710)	(3,169)	(2,541)	—
Unrealised gain on marketable securities	(3,102)	(2,906)	(1,914)	—
Share of results of associated company	(65)	(1,234)	—	(1,234)
Amortization of acquired time charters	(1,244)	(3,801)	(1,271)	—
Gain on settlement of claim	—	(1,800)	—	(1,800)
Gain on termination of lease	—	(4,234)	—	(4,234)
Adjusted net income (loss) attributable to the Company	8,774	421,604	(20,224)	179,306
(in thousands)
Weighted average number of ordinary shares	197,692	195,637	197,692	189,428
Denominator for diluted earnings per share	197,775	197,808	197,692	197,764

(in $)
Basic earnings per share	0.15	2.11	(0.05)	0.87
Adjusted basic earnings per share	0.04	2.16	(0.10)	0.95
Diluted earnings per share	0.15	2.09	(0.05)	0.84
Adjusted diluted earnings per share	0.04	2.13	(0.10)	0.91

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Q1 2021	YTD 2020	Q4 2020	Q1 2020
Total operating revenues	193,991	1,221,187	174,873	411,821

less
Voyage expenses and commission	(86,878)	(353,098)	(74,240)	(123,300)
Other non-vessel items	(5,484)	(27,431)	(5,826)	(9,137)
Total TCE	101,629	840,658	94,807	279,384

Time charter equivalent per day

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	Q1 2021	YTD 2020	Q4 2020	Q1 2020
Time charter TCE (in thousands of $)
VLCC	7,394	40,175	14,413	—
Suezmax	12,756	50,650	12,992	4,600
LR2	3,230	13,131	3,637	1,752
Total Timecharter TCE	23,380	103,956	31,042	6,352

Spot TCE (in thousands of $)
VLCC	30,264	334,314	26,594	123,795
Suezmax	29,467	262,517	18,113	102,583
LR2	18,518	139,871	19,058	46,654
Total Spot TCE	78,249	736,702	63,765	273,032

Total TCE	101,629	840,658	94,807	279,384

Spot days (available days less offhire days)
VLCC	1,593	6,139	1,550	1,655
Suezmax	1,942	7,383	1,855	1,776
LR2	1,548	5,981	1,524	1,495

Spot TCE per day (in $ per day)
VLCC	19,000	54,500	17,200	74,800
Suezmax	15,200	35,600	9,800	57,800
LR2	12,000	23,400	12,500	31,200

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.